SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October 19, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP Receives Requisite Consents And Announces Pricing For Its Tender
Offer And Consent Solicitation For 12% Notes Due 2008

SÃO PAULO, Brazil, October 20, 2006 – SABESP – Cia. De Saneamento Básico do Estado de São Paulo – (Bovespa: SBSP3; NYSE: SBS), announced today the results to date of its previously announced cash tender (the “Tender Offer”) and consent solicitation (the “Consent Solicitation”) relating to its 12% Notes due 2008 (CUSIP No. 20441AAF9/P3058WAA5 and ISIN No. US20441AAF93/USP3058WAA55) (the “Notes”), conducted in accordance with the Company’s Offer to Purchase and Consent Solicitation Statement dated October 5, 2006 (the “Offer to Purchase”). The Company also announced today that it has determined the total consideration to be paid per $1,000 principal amount of Notes in connection with the Tender Offer and Consent Solicitation.

As of 5:00 p.m., New York City time, on October 19, 2006 (the “Consent Date”), the Company had received tenders and consents in respect of approximately $122.2 million in aggregate principal amount of the Notes, representing approximately 54.3% in principal amount of the outstanding Notes.

Accordingly, the requisite consents to adopt the proposed amendments to the indenture governing the Notes have been received in the Consent Solicitation, and a supplemental indenture to effect the proposed amendments has been entered into. Although the supplemental indenture has been executed, the amendments will not become operative until validly tendered Notes are accepted for purchase by the Company following the expiration date of the Tender Offer, which is 12:00 Midnight, New York City time on November 2, 2006, unless extended (the “Expiration Date”).

The total consideration for each $1,000 principal amount of those Notes validly tendered and not withdrawn will be $1,101.68, which includes a consent payment of $20 per $1,000 principal amount of those Notes validly tendered and not withdrawn prior to the Consent Date. The total consideration was determined using the yield of 4.862% on the 4.625% U.S. Treasury Notes due September 30, 2008, as of 2:00 p.m. New York City time on October 19, 2006, plus 0.50% . Holders who validly tender their Notes after the Consent Date but on or prior to the Expiration Date will receive the tender offer consideration of $1,081.68 for each $1,000 principal amount, which is the total consideration less the consent payment. In addition, holders who validly tender and do not withdraw their Notes in the Tender Offer will receive accrued and unpaid interest from the last interest payment date up to, but not including, the date payment is made for the Notes.

The completion of the Tender Offer and Consent Solicitation is subject to the satisfaction or waiver by the Company of a number of conditions, as described in the Offer to Purchase.

Deutsche Bank Securities is acting as dealer manager for the Tender Offer and as solicitation agent for the Consent Solicitation. Questions about the Tender Offer or the Consent Solicitation may be directed to the Liability Management Group at Deutsche Bank Securities at (866) 627-0391 (toll-free) or (212) 250-2955 (direct). Global Bondholder Services Corporation is serving as information agent and depositary and Deutsche Bank Luxembourg S.A. is serving as Luxembourg Tender Agent. Request for documents may be directed to Global Bondholder Services Corporation at (866) 873-5600 or (212) 430-3774. In addition, copies of the Offer to Purchase and related materials may be obtained at the office of the Luxembourg Tender Agent, Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer, L1115 Luxembourg.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any Notes or any other securities. The Tender Offer and the Consent Solicitation are being made solely by the Offer to Purchase dated October 5, 2006.

The Tender Offer does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. In any jurisdiction in which the Tender Offer is required to be made by a licensed broker or dealer and in which the dealer manager, or any affiliates thereof, are so licensed, such Tender Offer shall be deemed to have been made by such dealer manager, or such affiliates, on behalf of SABESP.

The Tender Offer is not being made in the Republic of Italy. The Tender Offer and Consent Solicitation Statement has not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Holders of notes are hereby notified that, to the extent such holders of notes are Italian residents and/or persons located in the Republic of Italy, the Tender Offer is not available to them and they may not submit notes for tender in the Tender Offer. Any tender received from such persons shall be ineffective and void, and neither the Tender Offer made by the Offer to Purchase and Consent Solicitation Statement nor any other offering material relating to the Tender Offer, the Consent Solicitation or the Notes may be distributed or made available in the Republic of Italy. In order to ascertain whether a person is located in the Republic of Italy, the applicable laws and regulations governing tender offers in the Republic of Italy shall apply.

The Company

SABESP is one of the largest water and sewage service providers in the world based on the population served in 2005. SABESP operates water and sewage systems in the State of São Paulo, Brazil.

Forward Looking Statements

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: October 19, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.